10 E. Stow Road Suite 250 Marlton, NJ 08053 (856) 382-8550 www.lexnovalaw.com		Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

December 15, 2023 Sent Via EDGAR Portal

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Cnote Group, Inc. (“CNote”)
Amendment No. 2 to Offering Statement on Form 1-A
Filed December 8, 2023
File No. 024-12344

Dear Sir/Madam:

We received telephone confirmation that the Offering Statement may now be qualified.

The company requests qualification at 4 p.m. on December 19, 2023.

Thank you.

Very truly yours,

Lex Nova Law, LLC

Markley S. Roderick

MSR/jae

Enclosures

cc:       Ms. Catherine Berman